N E W S R E L E A S E

April 21, 2016

Nevsun Exceeds Production Plan and Cost Guidance in Q1 2016

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three months ended March 31, 2016.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

First quarter 2016 highlights

  Continued first quartile safety performance at Bisha
  Produced 34 million pounds of copper at C1 cash costs(1) of $1.12 per payable pound sold
  Sold 12,600 gold equivalent ounces from stockpiles
  Generated earnings per share of $0.04 and $33 million in operating income
  Ended period with working capital of $483 million, including $438 million of cash
  Paid quarterly dividend of $0.04 per share

Financial Review

	Q1 2016	Q1 2015
Revenue (millions)	$92.4	$117.2
Operating income (millions)	32.9	42.6
Net income (millions)	15.6	23.0
Net income attributable to Nevsun shareholders (millions)	7.5	12.6
Basic earnings per share attributable to Nevsun shareholders	0.04	0.06
Working capital (millions)	483.3	517.0

Copper price realized, per payable pound sold	2.20	2.49
C1 cash cost per payable pound sold(1)	$1.12	$1.23

“We’ve concluded another successful and profitable quarter." stated Cliff Davis, President and CEO of Nevsun. "Nevsun earned $15.6 million during Q1 2016 ($7.5 million attributable to Nevsun shareholders) or $0.04 per share. We are pleased to see the impact of our cost reduction efforts in our $1.12 C1 cash cost per payable pound sold. The zinc expansion project continues to progress well with hot ore commissioning scheduled for late Q2 2016. The project will be completed on time and well under budget.  We still have not committed any of our zinc off-take so as to take advantage of the expected tightening zinc concentrate supply."

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 13 of the Q1 2016 MD&A for a discussion of non-GAAP measure.

Operations Review

	Q1 2016	Q1 2015
Ore mined, tones(1)	1,337,000	657,000
Waste mined, tonnes	2,028,000	3,517,000
Strip ratio, (using tonnes)	1.5	5.4
Ore milled tonnes	584,000	441,000
Copper feed grade, %	3.1	4.7
Recovery, % of copper	87.0	83.8
Copper concentrate grade, %	23.0	24.8
Copper in concentrate produced, millions of pounds	34.2	38.0
Copper in concentrate produced, tonnes	15,500	17,200
Payable copper in concentrate sold, millions of pounds(1)	34.9	47.4
Payable copper in concentrate sold, tonnes(1)	15,900	21,500
Payable gold in concentrate sold, ounces	6,000	6,900
Payable silver in concentrate sold, ounces	226,000	369,000
Payable gold – direct sale, ounces	7,900	-
Payable silver – direct sale, ounces	369,700	-
(1)	Ore tonnes mined for the three months ended March 31, 2016 included no oxide ore (three months ended March 31, 2015 – 11,000 tonnes, 732,000 tonnes of supergene ore (three months ended March 31, 2015 – 518,000 and 605,000 tonnes of primary ore (three months ended March 31, 2015 – 128,000.

Cliff Davis continued, “We are off to a great start to 2016 with supergene production ahead of guidance and strong demand for our gold equivalent ounces from stockpiles. The precious metal stockpiles sales confirm the marketability of this material at more favourable commercial terms than originally expected. With the strong gold and silver prices, we will prioritize shipping precious metal stockpile material over zinc concentrate to maximize earnings and cash flow.”

Conference call details

The Company will hold a conference call on Friday, April 22, 2016, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q1 2016 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until May 8, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 486448.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015 which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com